UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s) Cogburn, Thomas M. 3211 Jermantown
   Rd.


   Fairfax, VA  22030
2. Issuer Name and Ticker or Trading Symbol Anteon International Corporation
   (ANT)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year 12/11/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/11/02    G (1)    45,000        D               463,089        D  Direct
Common Stock                                  12/11/02    S        45,000        A               45,000         I  by Trust

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to$6.248750                                                                               05/05/04
 buy)
Employee Stock Option (right to$18.000000                                                                              03/11/12
 buy)
Employee Stock Option (right to
 buy)
Employee Stock Option (right to$4.662500                                                                               12/08/02
 buy)

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to          Common Stock                   62,096                    62,096        D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   100,000                   100,000       D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   8,000                     8,000         D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   40,000                    40,000        D   Direct
 buy)


Explanation of Responses:

(1)
On December 11, 2002, the reporting person contributed 45,000 shares of Anteon International Corporation common stock to a charitabl e remainder trust of which the reporting person is a trustee and of which the reporting person and his wife are income beneficiaries . The reporting person continues to report beneficial ownership of all of the Anteon International Corporation common stock held by the trust but disclaims beneficial ownrship except to the extent of his and his wife's pecuniary interest therein.



SIGNATURE OF REPORTING PERSON
/S/ By: Rose A. Gillard
    For: Thomas M. Cogburn
DATE 12/13/02